UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

STEINWAY MUSICAL INSTRUMENTS, INC.

(Name of Subject Company)

STEINWAY MUSICAL INSTRUMENTS, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

858495104
(CUSIP Number of Class of Securities)

Dennis M. Hanson
Chief Financial Officer and General Counsel
Steinway Musical Instruments, Inc.
800 South Street, Suite 305
Waltham, Massachusetts 02453
(781) 894-9770
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to

John T. Gaffney
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, New York 10166
(212) 351-2626

☒          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of an “Employee Questions and Answers” communication relating to the proposed acquisition of Steinway Musical Instruments, Inc. (the “Company”) by KSTW Holdings, Inc. (“Parent”) and KSTW Acquisition, Inc., a wholly owned subsidiary of Parent (“Acquisition Sub”), pursuant to the terms of an Agreement and Plan of Merger, dated June 30, 2013, by and among the Company, Parent and Acquisition Sub.

Additional Information

The tender offer for the outstanding common stock of the Company referred to in this document has not yet commenced.  This document is neither an offer to purchase nor a solicitation of an offer to sell any securities.  The solicitation and the offer to buy shares of the common stock of the Company will be made pursuant to an offer to purchase and related materials that Acquisition Sub intends to file with the Securities and Exchange Commission.  At the time the tender offer is commenced, Acquisition Sub will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, and thereafter the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.  The Tender Offer Statement (including an Offer to Purchase, a related Letter of Transmittal and other offer documents) and the Solicitation/Recommendation Statement on Schedule 14D-9 will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer.  These materials will be sent free of charge to all stockholders of the Company when available.  In addition, all of these materials (and all other materials filed by the Company with the Securities and Exchange Commission) will be available at no charge from the Securities and Exchange Commission through its website at www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

This document contains forward-looking statements with respect to the tender offer and related transactions, including the benefits expected from the transaction and the expected timing of the completion of the transaction.  When used in this document, the words “can,” “will,” “intends,” “expects,” “is expected,” similar expressions and any other statements that are not historical facts are intended to identify those assertions as forward-looking statements.  Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including uncertainties regarding the timing of the closing of the transaction, uncertainties as to how many stockholders of the Company may tender their stock in the tender offer, the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, and general economic and business conditions.  The Company does not assume any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.  Factors that could cause actual results of the tender offer to differ materially include the following: the risk of failing to obtain any regulatory approvals or satisfy conditions to the transaction, the risk that Parent is unable to obtain adequate financing, the risk that the transaction will not close or that closing will be delayed, the risk that the Company’s businesses will suffer due to uncertainty related to the transaction, the competitive environment in our industry and competitive responses to the transaction as well as risk factors set forth above.  Further information on factors that could affect the Company’s financial results is provided in documents filed by the Company with the U.S. Securities and Exchange Commission, including the Company’s recent filings on Form 10-Q and Form 10-K.

Employee Questions & Answers

In connection with your discussions with employees, we have prepared responses for questions employees are likely to have about the recently announced transaction with Kohlberg & Company.  As this process unfolds, the Company’s ability to answer each and every question employees may have will be restricted by our obligations under the merger agreement with Kohlberg and our SEC disclosure obligations.  We therefore ask that representatives of the Company limit their responses to the answers provided below.  In the coming days both Kohlberg and the Company will file required disclosure documents with the SEC, which will include additional details regarding the transaction and the process by which stockholders can tender their shares.

Q:                                   What happens if the acquisition is not completed?

A:                                   Then the Company remains public and continues operating as it is now.

Q:                                   I am an employee represented by a collective bargaining agreement/worker’s council.  Will this transaction have any effect on my wages and benefits?

A:                                   No. Under the terms of the merger agreement, all labor agreements will be assumed and honored by the new ownership.

Q:                                   I am not in a union. Will this transaction have any impact on my wages or benefits?

A:                                   Under the terms of the merger agreement, for at least a year after the merger, all non-union employees will continue to receive wages and benefits that are no less favorable than currently in place. In addition, all service time earned by employees to date will be carried forward and credited for purposes of all benefit programs in the future.

Q:                                   I am participating in the Company’s Employee Stock Purchase Plan (“ESPP”). Will I get the shares I am expecting at the end of July? And what about the new plan that is set to start on August 1?

A:                                   Yes, you will receive the shares you’re entitled to under the ESPP in the normal course on July 31.  However, no changes can be made to your participation rate and there will be no new plan commencing on August 1.

Q:                                   I have some stock options that were granted to me several years ago that I have not exercised. What happens to those?

A:                                   Unless you are a Director, Officer or employee subject to the trading windows established under the Company’s Insider Trading Policy, you are free to exercise them in the normal course if you wish. Options that remain outstanding at the time the merger is consummated will be cashed out in an amount equal to the difference between $35 and the option strike price.

Q:                                   What would happen to my stock options if another party delivers a better offer than Kohlberg and an agreement is reached?

A:                                   It will depend on what the agreement with that third party provides, but we would expect that you would be cashed out in an amount equal to the difference between the higher price and the option strike price.

Q:                                   I own some of the Company’s stock. What can and should I do?

A:                                   Unless you are a Director, Officer or employee subject to the trading windows established under the Company’s Insider Trading Policy, you are free to sell your shares in the normal course if you wish. Over the next several days, both the Company and Kohlberg will make the necessary filings with the SEC in furtherance of transactions contemplated by the merger agreement. You and all of the Company’s stockholders will receive the appropriate documents and information explaining how the process will unfold from here. You should watch for those materials and read them carefully when they arrive.

Q:                                   I own some of the Company’s stock and I am subject to the trading window under the Company’s Insider Trading Policy. Since the window is currently closed and will not open until sometime in August, does that mean I cannot tender my shares?

A:                                   No. The Company’s policy would not prevent you from tendering your shares should you choose to do so.

Q:                                   Does Kohlberg plan to keep and operate both the band and piano businesses?

A:                                   Because Kohlberg’s ownership will not take effect unless and until the tender offer is successful and the merger is completed, we cannot comment on any of their specific operational plans.

Q:                                   Will Mike Sweeney be staying on as CEO?

A:                                   Because Kohlberg’s ownership will not take effect unless and until the tender offer is successful and the merger is completed, we cannot comment on any of their specific plans regarding management of the business.

Q:                                   Please explain what a “go-shop” period is about.

A:                                   The goal of a “go-shop” process is to ensure that stockholders receive the best possible offer for their shares.  The agreement with Kohlberg allows the Company, with the assistance of its financial advisors, to solicit interests from third parties, including Samick, for 45 days after the signing of the merger agreement. During that time, other parties have the opportunity to make an offer superior to the one received from Kohlberg.

Additional Information and Where to Find It

The tender offer for the outstanding common stock of the Steinway Musical Instruments, Inc. (the “Company”) referred to in this document has not yet commenced.  This document is neither an offer to purchase nor a solicitation of an offer to sell any securities.  The solicitation and the offer to buy shares of the Company’s common stock will be made pursuant to an offer to purchase and related materials that Kohlberg & Company intends to file with the Securities and Exchange Commission (the “SEC”).  At the time the tender offer is commenced, Kohlberg & Company will file a Tender Offer Statement on Schedule TO with the SEC, and thereafter the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.  The Tender Offer Statement (including an Offer to Purchase, a related Letter of Transmittal and other offer documents) and the Solicitation/Recommendation Statement on Schedule 14D-9 will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer.  These materials will be sent free of charge to all stockholders of the Company when available.  In addition, all of these materials (and all other materials filed by the Company with the SEC) will be available at no charge from the SEC through its website at www.sec.gov.

Cautionary Notice Regarding Forward-Looking Statements

This document contains forward-looking statements with respect to the tender offer and related transactions, including the benefits expected from the transaction and the expected timing of the

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completion of the transaction.  When used in this document, the words “can,” “will,” “intends,” “expects,” “is expected,” similar expressions and any other statements that are not historical facts are intended to identify those assertions as forward-looking statements.  Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including uncertainties regarding the timing of the closing of the transaction, uncertainties as to the number of stockholders of the Company who may tender their stock in the tender offer, the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, and general economic and business conditions.  The Company does not assume any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.  Factors that could cause actual results of the tender offer to differ materially include the following: the risk of failing to obtain any regulatory approvals or satisfy conditions to the transaction, the risk that Kohlberg & Company is unable to obtain adequate financing, the risk that the transaction will not close or that closing will be delayed, the risk that the Company’s businesses will suffer due to uncertainty related to the transaction, the competitive environment in our industry and competitive responses to the transaction as well as risk factors set forth above.  Further information on factors that could affect the Company’s financial results is provided in documents filed by the Company with the SEC, including the Company’s recent filings on Form 10-Q and Form 10-K.

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